Exhibit 99.6

APPENDIX E FORM OF STANDSTILL AGREEMENT

STANDSTILL AGREEMENT

This STANDSTILL AGREEMENT (the “Agreement”), dated as of September 16, 2013, is entered into by and between Perion Network Ltd., an Israeli company (“Perion”), and the party set forth on the signature page hereto (the “Shareholder”).

WHEREAS, concurrently with the execution and delivery of this Agreement, (i) Conduit Ltd., an Israeli company (“Conduit”), and ClientConnect Ltd., a newly incorporated Israeli company affiliated with Conduit (“ClientConnect”), are entering into a Split Agreement (the “Split Agreement”),  dated as of even date herewith, pursuant to which the entire activities and operations, and related assets and liabilities, of the Business (as defined in the Split Agreement) will be transferred to ClientConnect under the terms and conditions set forth in the Split Agreement, and the shareholders of Conduit will be issued shares in ClientConnect identical to their respective holdings in Conduit, thereby becoming the shareholders of ClientConnect (the “Split”), all pursuant to an arrangement among Conduit and its shareholders under Sections 350 and 351 of the Companies Law-1999 (the “Arrangement”) that is subject to court approval; and (ii) Conduit, ClientConnect and Perion are entering into a Share Purchase Agreement, dated as of even date herewith (the “Transaction Agreement”), pursuant to which, among other things, Perion will purchase from the shareholders of ClientConnect the outstanding share capital of ClientConnect and ClientConnect will become a wholly owned subsidiary of Perion, pursuant to the terms and conditions set forth in the Transaction Agreement and the Arrangement; and

WHEREAS, as of the closing under the Transaction Agreement, the Shareholder will be issued new ordinary shares, par value NIS 0.01 per share, of Perion (the “Shares”); and

WHEREAS, as a material inducement to the willingness of Perion to enter into the Transaction Agreement and to consummate the transactions set forth therein, the Shareholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the agreements set forth below, the parties hereto agree as follows:

1.             Standstill.  For a period commencing at the closing under the Transaction Agreement and ending on the earlier of (i) the last business day preceding the 2015 annual shareholder meeting of Perion or (ii) December 30, 2015, the undersigned shall not vote any of the Shares at any annual, general, special or other meeting of the shareholders of Perion, and at any adjournment(s) or postponement(s) thereof, however called or convened, in favor of (a) any change in the size of the Board of Directors of Perion (the “Perion Board”), (b) an amendment of the Articles of Association of Perion effecting any change to the staggered board structure of Perion as set forth in the current Articles of Association of Perion or having the effect of shortening or terminating the term of service of any member of the Perion Board and/or (c) shortening or terminating the term of service of any member of the Perion Board (each, a “Fundamental Board Event”), in each case unless the Perion Board recommends an affirmative vote in favor of the Fundamental Board Event. For the avoidance of doubt, nothing in this Agreement shall prevent the Shareholders from voting for, against or abstaining from the election of any nominees to the Perion Board.  The Shareholder's obligations pursuant to this Section 1 shall expire if (x) any person (excluding any shareholder of Conduit as of the date hereof and any person who is subject to standstill obligations similar to those set forth in this Agreement) becomes the beneficial owner of 24.9% or more of the outstanding share capital of Perion, or (y) a Fundamental Board Event occurs despite the Shareholder's compliance with its obligations hereunder and the compliance of all other shareholders of Perion that are subject to standstill obligations similar to those set forth in this Agreement with such obligations  (each, a “Standstill Expiration Event”).

2.             Representations and Warranties of the Shareholder.  The Shareholder hereby represents and warrants as follows:

a.           This Agreement constitutes the Shareholder’s valid and legally binding obligation enforceable against it in accordance with their respective terms, except as such enforceability may be limited by principles of public policy and subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

b.           The Shares are not subject to any shareholders agreement, voting agreements, proxies, trusts or other agreement or understandings relating to the voting thereof which would prevent Shareholder from performing its obligations hereunder.

c.           The execution and delivery by the Shareholder of this Agreement do not, and the consummation of the transactions contemplated hereby will not, require Shareholder to obtain or deliver any notice, consent, waiver, approval, order or authorization or permit of, or registration, declaration or filing with, or notification to, any court, administrative agency, commission, governmental or regulatory authority or any other person.

d.           There is no suit, action, proceeding, claim or investigation, decree, order, judgment or legal proceeding of any nature, pending, or, to Shareholder’s knowledge, threatened against it or the Shares, that seeks to prevent Shareholder from executing, delivering or performing this Agreement and the transactions contemplated hereby, or that apply to the Shares or by which the Shares are bound.

3.             Termination.  This Agreement shall terminate on the earlier to occur of (i) the date of termination of the Transaction Agreement, (ii) the last business day preceding the 2015 annual shareholder meeting of Perion, (iii) December 30, 2015 and (iv) the date on which a Standstill Expiration Event occurs. Termination shall not relieve any party from liability for any breach of its obligations under this Agreement committed prior to such termination.

4.             Additional Shares. In the event of any stock split (bonus shares), consolidation, share dividend (including any dividend or distribution of securities convertible into share capital), reorganization, reclassification, combination, recapitalization or other like change with respect to the Shares occurring after the date hereof and prior to the termination of this Agreement, all references in this Agreement to the Shares shall be adjusted to include all such shares held by the Shareholder.

5.             Specific Enforcement. Shareholder hereby acknowledges that monetary damages may not be a sufficient or adequate remedy for any breach or violation of any of its obligations under this Agreement and that, in addition to any other remedy which may be available to Perion hereunder or in law or equity, and without any wavier or limitation with respect thereto, Perion shall be entitled to seek injunctive and other equitable relief, including specific performance, with respect to any such breach or violation and to enforce specifically the terms and provisions hereof, in any court of competent jurisdiction, and the Shareholder hereby waives the requirement of any posting of a bond in connection with the remedies described herein, to the extent applicable. Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

6.             Miscellaneous.  Neither this Agreement, nor any rights, interests or obligations under this Agreement may be assigned or transferred, in whole or in part, by operation of law or otherwise by the Shareholder, without the prior consent in writing of Perion, and any such assignment without such prior written consent shall be null and void. This Agreement shall be solely governed by, and construed in accordance with, the laws of the State of Israel, without giving effect to any other choice of law or conflict of law provision or rule.  Any dispute arising under or in relation to this Agreement shall be resolved in, and the sole and exclusive jurisdiction shall be of, a competent court located in Tel Aviv-Jaffa, and each of the parties hereby submits irrevocably to the jurisdiction of such courts. This Agreement may be signed in two or more counterparts.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Shareholder and a duly authorized officer of Perion on the day and year first written above.

PERION NETWORK LTD.

By:
Name:
Title:

Signature Page to Standstill Agreement

[SHAREHOLDER]

By:
Name:
Title:

Signature Page to Standstill Agreement